UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January 28, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye” or “the Company”)

OPERATING UPDATE FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2014 AND

GUIDANCE FOR THE YEAR ENDING 31 DECEMBER 2015

Westonaria 27 January 2015: Sibanye (JSE: SGL & NYSE: SBGL) advises shareholders that record production of 14,079kg (452,700oz) was achieved for the quarter ended 31 December 2014. Total cash cost and All–in cost for the quarter will be approximately R285,000/kg (US$790/oz) and R375,000/kg (US$1,040/oz)
respectively.

Gold production for the year ended 31 December 2014 was in line with guidance at
49,432kg (1.59Mozs). This is despite the loss of over 500kg due to the underground fire at Driefontein early in the year and the ESKOM load shedding in the latter half of the
December quarter. Total cash cost for the year of approximately R295,000/kg
(US$850/oz) and All-in cost of approximately R376,000/kg (US$1,080/oz) are also in line with previous guidance. Capital expenditure of R3.3 billion (US$300 million) was marginally lower than guidance. The average exchange rate for 2014 was
R10.82/US$.

The Kloof, Driefontein and Beatrix operations produced 45,127kg (1.45Mozs) of gold for the year, which was just over 1% higher than in 2013. The Cooke Operation contributed 4,305kg (138,400oz) during the seven months of incorporation in
Sibanye, with the build-up progressing slower than anticipated. This underperformance occurred primarily at Cooke 4 shaft, resulting in the initiation of a
Section 189 restructuring process.

Uranium production from the Cooke Operation continued uninterrupted from May
2014, resulting in a stockpile of approximately 180,000lbs at year-end. Uranium production costs for the December quarter averaged approximately US$24/lb.

Gold production guidance for the year ending 31 December 2015 is forecast to be between 50,000kg and 52,000kg (1.61Moz and 1.67Moz). Total cash cost is forecast at between R305,000/kg (US$850/oz) and R315,000/kg (US$875/oz). All-in sustaining cost is forecast to be between R380,000/kg (US1,055oz) and R395,000/kg
(US$1,100/oz), with All-in cost forecast to be between R385,000/kg (US$1,070/oz) and
R400,000/kg (US$1,110/oz). Approximately 250,000lbs of by-product uranium production is forecast.

Capital expenditure is planned to increase by 10% to R3.6 billion (US$320 million), largely due to an increase in expenditure on projects to extend the operating lives of the mines and on growth projects such as Burnstone. Dollar estimates for 2015 are based on an average annual exchange rate of R11.20/US$.

ENDS

Contact

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Ltd

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the
US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to
Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium;
the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South Africans representation in its management positions; failure of
Sibanye’s information technology and communications systems; the adequacy of
Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and

the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January 28, 2015
By:               /s/ Charl Keyter
Name:         Charl Keyter
Title:           Chief Financial Officer